UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at May 11, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 11, 2006

Print the name and title of the signing officer under his signature.
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Taseko Mines Limited
  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

TASEKO REPORTS QUARTERLY OPERATING PROFIT OF $7.4 MILLION

May 11, 2006, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) announces its financial results for the quarter ending March 31, 2006, including production and sales for the Gibraltar Mine located near Williams Lake in south-central British Columbia.
Overview & Highlights

The Company had an operating profit of $7.4 million and earnings of $3.1 million for the second quarter, and earnings of $9.8 million for the six month period ending March 31, 2006. The following are the second quarter results of operations for the Gibraltar Mine:

- Revenues of $31.2 million and $6.3 million realized from the sale of copper and molybdenum.
- Average price realized for copper US$2.06 per pound and US$22.16 per pound for molybdenum.
- Copper production of 12.8 million pounds in concentrate.
- Copper sales of 13.2 million pounds in 23,207 wet metric tonnes (WMT) of concentrate.
- Molybdenum production of 231,000 pounds in concentrate.
- Molybdenum sales of 243,000 pounds in 242.4 WMT of concentrate.

In March, Taseko's Board approved a $62 million expansion and upgrade to the concentrator facility at Gibraltar. The project will increase the production capacity of the Gibraltar mine from 70 million pounds to 100 million pounds of copper per year by 2008.

A $3 million rehabilitation of Gibraltar's solvent extraction and electrowinning (SX-EW) plant began in April 2006. The plant is expected to be operational by the fall of 2006, with the capacity to produce 7 million pounds of copper in cathode annually.

A $2 million drilling program to expand reserves at Gibraltar began in mid-March 2006.

Engineering firm SNC Lavalin is updating the feasibility study for the Prosperity copper-gold project. Results from a preliminary overview study, designed to guide the detailed engineering work for the feasibility study, are expected during the third quarter.

The Prosperity Project Environmental Assessment is fully underway with the formation of multidisciplinary field work teams to complete the gathering of data on fisheries, wildlife, and traditional use in the area of the project development.
Gibraltar Mine
The Gibraltar mine is operated under an agreement between Taseko's wholly owned subsidiary, Gibraltar Mines Ltd., and Ledcor CMI Ltd.
Second Quarter Production Results
The following table is a summary of the operating statistics for the current quarter (Q2 - 2006) compared to the previous quarter (Q1 - 2006), and the same quarter in the previous year (Q2 - 2005).

	Q2 - 2006	Q1 - 2006	Q2 - 2005
Total tons mined (millions)*	9.9	10.1	10.6
Tons of ore milled (millions)	2.7	3.0	2.8
Stripping ratio	2.80	2.31	2.80
Copper grade (%)	0.300	0.286	0.328
Molybdenum grade (%MoS 2)	0.017	0.014	0.011
Copper recovery (%)	79.7	78.1	76.8
Molybdenum recovery (%)	42.7	42.9	21.4
Copper production (millions lb)	12.8	13.4	14.2
Molybdenum production (thousands lb)	231	223	141

*Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.

Total tons mined in the current quarter was essentially the same as the previous quarter as pit haulage route redesigns helped to offset the lower truck availability. Twenty percent of the truck fleet is parked because of tire shortages.

Copper produced in concentrate during the second quarter was 12.8 million pounds. The higher copper head grade and improved copper recovery realized in the quarter did not offset the reduction of tons of ore milled, which resulted in lower copper production.

Concentrator throughput continues to be an issue that is being addressed by line personnel, as the concentrator has not achieved its nominal capacity of 36,700 tons per day on a consistent basis.

Molybdenum produced in concentrate during the quarter was 231 thousand pounds, an increase from the 223 thousand pounds in the previous quarter, largely as a result of higher head grade.

Production unit costs were above forecast for the quarter. Cost per ton mined was $C1.01/t, compared to the planned $C0.95/t, as savings achieved through improved haulage design were offset by higher fuel and labour costs and mining at an above budget strip ratio. Costs per pound of copper produced were higher as a result of unbudgeted mill repairs coupled with lower than anticipated metal production as a result of decreased throughput tons.

On-site costs include higher than deposit average stripping as well as closure and reclamation costs and do not, at this time, include "in-process" inventory valuation. Off-site costs included the disputed price participation amount currently being deducted by Glencore. Price participation for the second quarter added approximately US$1.6 million, or roughly an extra $0.12 per pound, to off-site costs.

There were no lost time accidents during the period. At the end of the quarter, the Gibraltar operation employed 274 people.

Gibraltar Production and Forecast
The forecasted copper and molybdenum production for fiscal 2006 is estimated to be between 52 to 55 million pounds of copper and 850 to 900 million pounds of molybdenum. Forecast production and costs are illustrated below:

	Q1 (A)	Q2 (A)	2ND Half
Copper (millions lb)	13.4	12.8	26 to 29
Molybdenum (thousands lb)	223	231	400 to 450
Copper production costs[1], net of by product credits, per lb of copper	US$1.10	US$1.07	US$1.00 to US$1.15
Off Property Costs[2] for transport, treatment (smelting & refining) & sales per lb of copper	US$0.33	US$0.43	US$0.23 to US$0.43
Total cash costs of production per lb of copper	US$1.43	US$1.50	US$1.23 to US$1.58

1Excludes mining equipment lease costs but includes contractor overhead costs. The by-product credit is based on pounds of molybdenum sold. The forecast production costs for 2006 are based on a molybdenum sales price of US$20 per pound for the remainder of the year and a foreign exchange rate of 0.88 US$/$Cdn.
2Off-property costs range more than would otherwise be expected due to price participation assessments applied by Glencore Ltd., see Financial Results. The low end of the off-property range assumes conclusion of the dispute in Taseko's favour.
Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometres southwest of the City of Williams Lake in south-central British Columbia. The Company carried out extensive exploration, engineering, mine planning, environmental and socio-economic studies on the property prior to 2001, outlining a large porphyry copper-gold deposit.

The Company is re-assessing the project economics based on new technologies, concepts, and innovative approaches to mine development. This includes re-examining optimal mining rates in conjunction with constructing and operating a single line mill rather than multiple smaller lines. Also, the company is incorporating improvements that can be realized with state-of-the-art metallurgical technologies such as large tank flotation circuits and expert computerized mill control systems. The work program also includes reassessing major infrastructure plans, such as the on-site facilities construction materials and techniques in order to fully take advantage of further reduced capital and operating costs.

Taseko has retained engineering firm SNC Lavalin to update the feasibility study. A preliminary overview study of the project is currently underway that will guide detailed engineering work for updating the feasibility study.

The initial focus of the overview study will be redesign of the concentrator, in particular, utilizing a large diameter single SAG mill (Semi-Autogenous Grinding mill) as opposed to multiple smaller units. A single SAG mill design will significantly reduce the capital and operating costs relative to previous studies undertaken on the Project, as grinding circuits account for 40% of the cost of concentrator facilities.

The Environmental Impact Assessment of the Prosperity Project is fully underway with the forming of multidisciplinary field work teams which will gather fisheries, wildlife, and traditional use data in the area where the project will be developed. The field teams are comprised of Taseko personnel, expert consultants, Federal and Provincial government employees, and First Nations Representatives. The goal of the 2006 field work season is to complete the background data work performed in the previous studies and to close any gaps that have occurred as regulations have changed over the years that the project was idle. The Environmental Impact Assessment of the Prosperity Project is to be substantially complete by the spring of 2007.

Financial Results

Taseko had earnings of $3.1 million, or $0.03 per share ($0.03 per share fully diluted [1]) in the quarter ended March 31, 2006 (Q2-2006) compared to earnings of $0.6 million, or $0.01 per share, in the second quarter of the previous fiscal year (Q2-2005). Taseko's earnings over the first six months of fiscal 2006 are $9.8 million, compared to a loss of $4.8 million in the first six months of fiscal 2005.

Taseko realized revenues of $31.2 million and $6.3 million from sales of copper and molybdenum concentrates during the second quarter of fiscal 2006, respectively.

Total production costs in second quarter were $22.6 million compared to $23.6 million in the same quarter of the fiscal 2005. The second quarter 2006 costs include: $10.6 million for mining; $9.1 million for milling; $1.7 million for mine administration; $1.1 million for administration fees paid to Ledcor; an inventory reduction of $0.4 million; and an offsetting silver credit totalling $0.3 million.

Transportation and treatment costs were $6.6 million for the second quarter 2006 compared to $6.3 million in the first quarter.

Additional information is provided in Taseko's Management Discussion and Analysis and Financial Statements for the quarter ended March 31, 2006. Download these documents from www.sedar.com.

Taseko will host a telephone conversation call today at 2:00 PM EST, 11:00 AM PST. The conference call may be accessed by dialing (800) 659-2056, or (617) 614-2714 internationally. The passcode is 69188147. A live and archived audio webcast will also be available at www.tasekomines.com.

For further details on Taseko Mines Limited, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

The TSX Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form ("AIF") filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F ("20F") filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2006 and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and 20F, and include unanticipated and/or unusual events. Many of such factors are beyond Taseko's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise.

For further information on the Company, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov .

[1] Diluted earnings (loss) per share are calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share includes the underlying common shares to the tracking preferred shares and convertible debenture on an if-converted basis and assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.